1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 11, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit

Exhibit	Description
99.01	Announcement on 2018/05/15 : The labor administration bureaus imposed a total of NT$2 million for the company’s violation of the Labor Standards Act
99.02	Announcement on 2018/05/18 : The labor administration bureaus imposed a total of NT$1 million for the company’s violation of the Labor Standards Act
99.03	Announcement on 2018/05/25: Announcement for disposal of shares of CHPT with total amount exceeding NT$300 million on behalf of Chunghwa Investment Co., a subsidiary of Chunghwa Telecom.
99.04	Announcement on 2018/05/28 : The Company to participate in investor conference held by Citi Bank
99.05	Announcement on 2018/05/31 : The Company to participate in investor conference held by Nomura Securities
99.06	Announcement on 2018/06/01 : The labor administration bureaus imposed a total of NT$1.02 million for the company’s violation of the Labor Standards Act
99.07	Announcement on 2018/06/04 : The labor administration bureaus imposed a total of NT$1 million for the company’s violation of the Labor Standards Act
99.08	Announcement on 2018/06/07 : The labor administration bureaus imposed a total of NT$1.06 million for the company’s violation of the Labor Standards Act
99.09	Announcement on 2018/06/11 : NCC imposed a total of NT$2 million fine for the company’s violation of the Regulations for Administration of Mobile Broadband Businesses

99.10	Announcement on 2018/06/11 : Chunghwa Telecom announces its operating results for May 2018
99.11	Announcement on 2018/06/11: May 2018 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

The labor administration bureaus imposed a total of NT$2 million for the company’s violation of the Labor Standards Act

Date of events: 2018/05/15

Contents:

1.Date of occurrence of the event:2018/05/15

2.Cause of occurrence: The Labor Department of Taipei City Government on May 11th and the Labor Affairs Bureau of Kaohsiung City Government on May 11th and May 14th carried out labor inspection on the Company’s employees’ working hours, and imposed fines of NT$2 million in total for violation of Article 32, Section 2 of the Labor Standards Act for the extension of labor' work hours.

3.Course and progression of handling of the matter: The Company has sent personnel to specify the details of the situation.

4.Anticipated possible loss: NA

5.Amount of insurance indemnification that might be obtained: NA

6.Status of remediation and future countermeasures: The company will consider taking administrative remedy measures.

7.Any other matters that need to be specified:None

EXHIBIT 99.02

The labor administration bureaus imposed a total of NT$1 million for the company’s violation of the Labor Standards Act

Date of events: 2018/05/18

Contents:

1.Date of occurrence of the event: 2018/05/18

2.Cause of occurrence: The Yilan County government carried out labor inspection on the Company’s  employees’ working hours, and imposed fines of NT$1 million in total for violation of  Article 32, Section 2 of the Labor Standards Act for the extension of labor' work hours.

3.Course and progression of handling of the matter: The Company has sent personnel to specify the details of the situation.

4.Anticipated possible loss: NA

5.Amount of insurance indemnification that might be obtained: NA

6.Status of remediation and future countermeasures: The company will consider taking administrative remedy measures.

7.Any other matters that need to be specified: None

EXHIBIT 99.03

Announcement for disposal of shares of CHPT with total amount exceeding NT$300 million on behalf of Chunghwa Investment Co., a subsidiary of Chunghwa Telecom.

Date of events: 2018/05/25

Contents:

1.Name of the securities: Chunghwa Precision Test Tech. Co., Ltd.

2.Trading date: 2018/04/13~2018/05/25

3.Trading volume, unit price, and total monetary amount of the transaction:

Trading volume : 400,000 shares

Unit price : NT$ 760.35

Total monetary amount of the transaction : NT$ 304,138,000

4.Gain (or loss) (not applicable in case of acquisition of securities):NA

5.Relationship with the underlying company of the trade: Subsidiary

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative volume: 12,157,884 shares

Current cumulative amount: NT$ 2,226,655,665

Shareholding percentage of holdings of the security being traded : 37.08%

Status of any restriction of rights: None

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

Total securities investment / Total assets : 0.47%

Total securities investment / Total shareholder's equity : 0.57%

Total operational capital : NT$ 40,912,753,311

8.Concrete purpose/objective of the acquisition or disposal: Supplement working capital

9.Do the directors have any objections to the present transaction?: None

10.Any other matters that need to be specified: The transaction will be accounted for as equity transaction since Chunghwa Telecom Group does not cease to have control over Chunghwa Precision Test Tech. Co., Ltd. According to International Financial Reporting Standards (IFRS), the difference NTD 230,880,000 arising from equity transaction will be recorded as an increase in additional paid-in capital.

EXHIBIT 99.04

The Company to participate in investor conference held by Citi Bank

Date of events: 2018/05/31

Contents:

1.Date of the investor conference: 2018/05/31

2.Time of the investor conference: 9:00 am (Taipei time)

3.Location of the investor conference: Taipei

4.Brief information disclosed in the investor conference: The conference will be held by Citi Bank

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Yes, please refer to http://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None

EXHIBIT 99.05

The Company to participate in investor conference held by Nomura Securities

Date of events: 2018/06/04

Contents:

1.Date of the investor conference: 2018/06/04~2018/06/05

2.Time of the investor conference: 9:00 am (Taipei time)

3.Location of the investor conference: Singapore

4.Brief information disclosed in the investor conference: The conference will be held by Nomura Securities

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Yes, please refer to http://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None

EXHIBIT 99.06

The labor administration bureaus imposed a total of NT$1.02 million for the company’s violation of the Labor Standards Act

Date of events: 2018/06/01

Contents:

1.Date of occurrence of the event: 2018/06/01

2.Cause of occurrence: The Taoyuan Municipal Government and Lianjiang County Government carried out labor inspection on the Company’s employees’ working hours, and imposed fines of NT$1.02 million in total for violation of Article 32, Section 2 of the Labor Standards Act for the extension of labor' work hours.

3.Course and progression of handling of the matter: The Company has sent personnel to specify the details of the situation.

4.Anticipated possible loss: NA

5.Amount of insurance indemnification that might be obtained: NA

6.Status of remediation and future countermeasures: The company will consider taking administrative remedy measures.

7.Any other matters that need to be specified: None

EXHIBIT 99.07

The labor administration bureaus imposed a total of NT$1 million for the company’s violation of the Labor Standards Act

Date of events: 2018/06/04

Contents:

1.Date of occurrence of the event: 2018/06/04

2.Cause of occurrence: The New Taipei City Government carried out labor inspection on the Company’s employees’ working hours, and imposed fines of NT$1 million in total for violation of Article 32, Section 2 of the Labor Standards Act for the extension of labor' work hours.

3.Course and progression of handling of the matter: The Company has sent personnel to specify the details of the situation.

4.Anticipated possible loss: NA

5.Amount of insurance indemnification that might be obtained: NA

6.Status of remediation and future countermeasures: The company will consider taking administrative remedy measures.

7.Any other matters that need to be specified: None

EXHIBIT 99.08

The labor administration bureaus imposed a total of NT$1.06 million for the company’s violation of the Labor Standards Act

Date of events: 2018/06/07

Contents:

1.Date of occurrence of the event: 2018/06/07

2.Cause of occurrence: The Taichung City Government and the Tainan City Government carried out labor inspection on the Company’s employees’ working hours, and imposed fines of NT$1.06 million in total for violation of Article 32 and 49 of the Labor Standards Act for the extension of labor' work hours.

3.Course and progression of handling of the matter: The Company has sent personnel to specify the details of the situation.

4.Anticipated possible loss: NA

5.Amount of insurance indemnification that might be obtained: NA

6.Status of remediation and future countermeasures: The company will consider taking administrative remedy measures.

7.Any other matters that need to be specified: None

EXHIBIT 99.09

NCC imposed a total of NT$2 million fine for the company’s violation of the Regulations for Administration of Mobile Broadband Businesses

Date of events: 2018/06/11

Contents:

1.Date of occurrence of the event: 2018/06/11

2.Cause of occurrence: NCC (National Communications Commission) imposed a total of NT$2 million fine for the company’s violation of Article 73 of the Regulations for Administration of Mobile Broadband Businesses, as consumers’ rights were affected by the decrease of overall service quality during Mother’s Day for 4G Combo Specific Promotion due to consumers’ overwhelming response.

3.Course and progression of handling of the matter: The company implemented business distribution in stores, extended the opening hours of certain stores, and expanded the flexibility of personnel dispatch.

4.Anticipated possible loss: NA

5.Amount of insurance indemnification that might be obtained: NA

6.Status of remediation and future countermeasures: The company will evaluate the handling capacity of stores and customer service personnel and design full complementary measures before the launch of promotions in the future.

7.Any other matters that need to be specified: None

EXHIBIT 99.10

Chunghwa Telecom announces its operating results for May 2018

Date of events: 2018/06/11

Contents:

1. Date of occurrence of the event: 2018/6/11

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

Chunghwa Telecom consolidated revenue for May 2018 was NT$ 19.51 billion. Operating costs and expenses were NT$ 14.98 billion. Operating income was NT$ 4.52 billion. Pretax income was NT$ 4.56 billion. Net income attributable to stockholders of the parent company was NT$ 3.56 billion, and EPS was NT$0.46. In addition, operating income, pretax income and EPS all fell in the range of our guidance previously announced.

Due to the adoption of IFRS 15 starting from January 1, 2018, Chunghwa Telecom chose the modified retrospective method and disclosed the effect of the adoption on May. The effect is NT$ 1.37 billion decrease on consolidated revenue, NT$ 0.28 billion increase on operating costs and expenses, NT$ 1.65 billion decrease on operating income, NT$ 1.65 billion decrease on pretax income and NT$ 1.33 billion decrease on net income attributable to stockholders of the parent company.

Under the basis before IFRS 15 adoption, consolidated revenue for May 2018 was NT$ 20.88 billion, a 13.3 % increase year-over-year. Operating costs and expenses were NT$ 14.70 billion, a 0.5 % increase year-over-year. Operating income was NT$ 6.17 billion, a 62.5% increase year-over-year. Pretax income was NT$ 6.21 billion, a 62.2 % increase year-over-year. Net income attributable to stockholders of the parent company was NT$ 4.89 billion, a 59.4 % increase year-over-year and EPS was NT$0.63.

Under the basis before IFRS 15 adoption, mobile communications business revenue in May increased year-over-year mainly due to the increase of subscribers signing up for the promotional plans in May, which led to the year-over-year increase of mobile service revenue. Handset sales revenue slightly increased.

In May, internet revenue under the basis before IFRS 15 adoption increased year-over-year. Broadband access revenue slightly decreased while MOD revenue increased. Local revenue decreased continually because of VoIP substitution. ICT project revenue slightly decreased year-over-year.

Under the basis before IFRS 15 adoption, operating costs and expenses in May slightly increased year-over-year.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.11

Chunghwa Telecom

June 11, 2018

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2018.

1) Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
May.	Net sales	19,505,499	18,424,969	(+)1,080,530	(+)5.86%
Jan.-May.	Net sales	90,445,685	91,510,205	(-)1,064,520	(-)1.16%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	650,000	3,041,289

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	348,376
	Fair Value	-7,896
	The amount of unrealized gain(loss) recognized this year	-7,802

Settled Position	Total amount of contract	155,478
	The amount of realized gain(loss) recognized this year	-683

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	532,606
	Fair Value	-9,442
	The amount of unrealized gain(loss) recognized this year	-8,592

Settled Position	Total amount of contract	351,577
	The amount of realized gain(loss) recognized this year	-1,041

b Trading purpose : None